Exhibit 1

Media
Release

DATE: 29 JANUARY 2015

Westpac to sell its operations in five Pacific Island Nations

Westpac today announced it had entered into an agreement to sell its banking operations in Samoa, Cook Islands, Solomon Islands, Vanuatu and Tonga to the Bank of South Pacific Limited (BSP) for A$125 million.

Westpac will retain its operations in its largest Pacific markets of Fiji and Papua New Guinea (PNG) as both the longest serving bank in Fiji for 113 years and the first bank in PNG.

Completion of the sale is expected to occur in mid-2015 and is subject to the parties obtaining necessary statutory, regulatory and third party approvals.

Prior to completion, Westpac will continue to own and manage banking operations in these countries and will continue to meet its customers’ banking needs. Following completion, Westpac will work to ensure continuity of services to customers and a smooth transition of operations in these countries to BSP.

BSP is the largest Pacific-originated bank, with operations in PNG, Fiji and Solomon Islands and headquarters in PNG.

“Our decision to sell our operations in these nations reflects our desire to increase focus on our growth plans in the larger markets of PNG and Fiji, where we have a strong history,” said Rob Whitfield, Chief Executive of Westpac Institutional Bank, Westpac Pacific’s parent division.

“These markets support our international aspirations by being closely tied to Asia, Australia and New Zealand and the strong flows of capital, trade, and migration. Indeed, we continue to see significant opportunities in both Fiji and PNG markets and will continue to invest in expanding our infrastructure and capability in the region.”

Greg Pawson, General Manager Westpac Pacific, said that in providing services to this region, it is vital that Pacific Islanders are supported by a bank that is an expert in operating in smaller markets.

“In reviewing the Group’s position, it was clear that BSP was best placed to maintain a high standard of banking services across these markets and in so doing, continue to support the economies in the region. We believe BSP is well positioned with deep local knowledge to take the great businesses Westpac has built in these countries into the future,” Mr Pawson said.

The transaction meets Westpac’s disciplined return criteria and will improve the bank’s return on equity in the Pacific region. The transaction will not have a material impact on Westpac Group’s financial position.

ENDS

About Westpac in the Pacific

Westpac provides a comprehensive suite of financial products and services in the Pacific region through its network of branches, ATMs, merchants and in-store banking facilities to meet the banking needs of a range of consumer, business, Government, corporate and institutional customers.

For Further Information

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